

June 6, 2024

Roberto Mora
Chief Financial Officer
Kinetic Group, Inc.
2801 NW 74th Avenue
Miami, FL 33122

> **Re: Kinetic Group, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2023**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2024**
> **File No. 333-216047**

Dear Roberto Mora:

We have reviewed your filings and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2024

Consolidated Financial Statements, page 4

1. We note that you filed an Item 4.02 Form 8-K on May 3, 2024 (amended May 13, 2024) stating your financial information filed since June 2022 should not be relied upon due to an error. Please tell us how you considered the guidance in ASC 250, particularly ASC 250-10-S99, ASC 250-10-45-22 through 45-24 and the disclosure requirements in ASC 250-10-50-7 through 50-11.

2. We note that you filed an Item 4.01 Form 8-K on May 3, 2024 stating you dismissed your independent registered public accounting firm and have not engaged a new firm. Please tell us how you have met the requirements of Rule 8-03 of Regulation S-X considering the Form 10-Q appears to have been filed subsequent to the dismissal of your independent registered public accounting firm.

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 7

3.   Please tell us how you determined that your disclosure controls and procedures were effective as of the evaluation date considering you filed an Item 4.02 Form 8-K on May 3, 2024 (amended May 13, 2024), which states your financial information filed since June 2022 should not be relied upon.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services